UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE U.S. SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number: 001-36142

Avianca Holdings S.A.

(Name of registrant)

Edificio P.H. ARIFA, Pisos 9 y 10, Boulevard Oeste

Santa María Business District

Panama City, Republic of Panama

(+507) 205-7000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Bogota, November 10, 2020

AVIANCA HOLDINGS AND ITS SUBSIDIARIES CARRIED 164,859 PASSENGERS IN SEPTEMBER 2020

In September 2020, the subsidiary companies of Avianca Holdings S.A. (OTCUS: AVHOQ) (BVC: PFAVH) (*) transported a total of 164,859 travelers, including 5,342 passengers on repatriation flights, resulting in a monthly load factor of 66.7%.

Domestic markets in Colombia, and Ecuador

September, marks the third month of operation in the Ecuador domestic market and the restart of operations in the Colombia domestic market. The subsidiary airlines of Avianca Holdings transported within each of these markets a combined total of 147,567 travelers, the load factor for the month was 69.7%. The subsidiary airlines of Avianca Holdings operated a total of 1,378 flights to 13 cities with a daily average of 46 flights on 27 routes in the domestic Colombian market and a total of 74 flights to 5 cities with a daily average operation of 2 flights on 4 routes, in the Ecuador domestic market. It’s important to remark that In September, month in which domestic operations were resumed in Colombian and the third month of operation in the Ecuadorian market.

International markets

In September, the affiliated airlines of Avianca Holdings transported 17,292 passengers on international routes, the load factor for the month was 63.6%. On the international routes we operated a total of 242 flights to 24 cities in 15 countries in America and Europe with 8 average daily flights on 50 routes.

Operational Statistics	Sep-20	Sep-19	YTD 2020	YTD 2019	Δ YOY
Avianca Holdings (Cons.)
PAX (K)[1]	164.9	2,470	6,206	23,139	-73.2%
ASK (mm)[2]	174.3	4,318	11,721	41,169	-71.5%
RPK (mm)[3]	116.3	3,567	8,949	33,859	-73.6%
Load Factor[4]	66.7%	82.6%	76.3%	82.2%	-5.9pp
Domestic Market
PAX (K)[1]	147.6	1,429	3,691	13,107	-71.8%
ASK (mm)[2]	88.3	744	2,087	7,056	-70.4%
RPK (mm)[3]	61.6	605	1,606	5,721	-71.9%
Load Factor[4]	69.7%	81.3%	76.9%	81.1%	-4.2pp
International Market
PAX (K)[1]	17.3	1,041	2,516	10,032	-74.9%
ASK (mm)[2]	85.9	3,574	9,634	34,113	-71.8%
RPK (mm)[3]	54.7	2,962	7,343	28,138	-73.9%
Load Factor[4]	63.6%	82.9%	76.2%	82.5%	-6.3pp

1	PAX: Passengers carried (Includes passengers on repatriation and humanitarian flights)
2	ASKs: Available Seat Kilometers
3	RPKs: Revenue Passenger Kilometers
4	Load Factor: Represents utilized seating capacity

*About Avianca Holdings S.A. (OTCMKTS: AVHOQ) (BVC: PFAVH)

Avianca is the trademark for the group of passenger airlines and cargo airlines under the holding company Avianca Holdings S.A. Avianca has been flying continuously for 100 years. As of December 2019, the Company had over 21,000 employees, operated a fleet of 158 aircraft and served 76 destinations in 27 countries within the Americas and Europe. In 2019, the Company carried 30.5 million passengers, generating revenues of approximately US$ 4.6 billion.

Investor Relations Office

+571 587 77 00 ext, 2474, 134

ir@avianca.com

SIGNATURES

Pursuant to the requirements of the U.S. Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2020

AVIANCA HOLDINGS S.A.

By:	/s/ Richard Galindo
Name:	Richard Galindo
Title:	General Secretary